December 22, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:  JPM XFSM Physical Copper Trust Request to Withdraw Registration Statement on Form S-1, File No. 333-170085

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), JPM XFSM Physical Copper Trust (the “Registrant”) requests that the United States Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date of this letter, of the Registrant’s registration statement on Form S-1, originally filed October 22, 2010 (File No. 333-170085) (together with all amendments and exhibits, the “Registration Statement”). The Registrant does not intend to pursue an initial public offering of securities at this time. The Registration Statement was not declared effective and no securities were sold pursuant to the Registration Statement.

The Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Registrant for future use.

If you have any questions with respect to this matter, please contact Sidney T. Tipples at +44(0)207 742 1649

Sincerely,

J.P. Morgan Commodity ETF Services LLC, as sponsor

/s/ SIDNEY T. TIPPLES

Sidney T. Tipples
Chief Executive Officer